Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 1, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 78

Prospect Rising Rates Beneficiaries Portfolio, Series 1

File Nos. 333-201994 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated March 11, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 78, filed on February 9, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Prospect Rising Rates Beneficiaries Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The third sentence states that “[t]he Trust invests in securities in six market areas which may benefit from potentially strengthening economic conditions...” Disclose the six market areas in which the Trust intends to invest.

Response: The disclosure has been revised in response to this comment.

Selection of Portfolio Securities (p. 2)

2. The first complete sentence on p. 3 states that the Trust will apply a quantitative screen pertaining to equity market capitalization. Consider disclosing the capitalization range of companies that will be eligible for inclusion in the Trust after the application of this quantitative screen.

Response: The disclosure has been revised in response to this comment. In addition, risk disclosures relating to investing in mid-capitalization companies has been added.

Principal Risks (p. 3)

3. The Trust includes the following as a principal risk: “[t]he value of certain securities will generally fall if interest rates, in general, rise.” Given that the Trust seeks to achieve its investment objective by taking advantage of rising interest rates, consider tailoring this risk factor to more adequately address the risks that rising interest rates pose to this Trust and its investment strategy.

Response: The disclosure has been revised in response to this comment, specifically; the third and sixth risk disclosures have been edited and combined together.

4. On p. 4, the first sentence after the bullet points states that, “Even though we carefully supervise the Trust’s portfolio, you should remember that we do not manage the Trust’s portfolio.” This sentence is confusing, because the terms “supervise” and “manage” are synonymous. Please clarify.

Response: The disclosure has been revised in response to this comment.

5. The Trust discloses risks associated with foreign securities markets on p. 4. If investing in foreign securities is a principal investment strategy, disclose as such in the Principal Investment Strategy section.

Response: The disclosure has been revised in response to this comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren